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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SCHERER HEALTHCARE, INC.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                                   806530-10-1
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                                 (Cusip Number)

   Bruce L. Newberg                                          Jon Brooks
11601 Wilshire Boulevard                             265 East 66th Street, #25F
 Los Angeles, CA 90025                                  New York, NY   10021

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                          NUTTER MCCLENNEN & FISH, LLP
                            One International Place
                           Boston, Massachusetts 02110
                                 (617) 439-2000

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                September 5, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 806530-10-1              SCHEDULE 13D/A              Page 2 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BRUCE L. NEWBERG
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC, OO
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           203,748.78
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      203,748.78
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  203,748.78
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%
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14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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CUSIP No. 806530-10-1             SCHEDULE 13D/A               Page 3 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JON BROOKS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      121,425
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             121,425
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  121,425
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
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14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  806530-10-1            SCHEDULE 13D/A               Page 4 of 5 Pages
           -----------                                         -----------------

THIS SCHEDULE 13D AMENDS AND SUPPLEMENTS THAT CERTAIN SCHEDULE 13D FILED ON SEPTEMBER 17 , 1999, AS AMENDED ON JULY 18, 2000.

The only item of the Schedule 13D amended hereby is Item 4, which is supplemented by the following information.


ITEM 4.  PURPOSE OF THE TRANSACTION

On July 18, 2000, the Reporting Persons reported making an offer to acquire all of the outstanding capital stock of the Issuer for a price of $5.00, or higher, per share in cash. Such offer was made by letters dated July 18, 2000 (attached as Exhibit B to Amendment No. 1 to this Schedule 13D). Such proposal is not subject to any purchaser financing contingency, but is subject to completion of due diligence and execution of definitive purchase agreements.

Since the making of such proposal, the Reporting Persons have not received any response from the Company, and the Company has not indicated any willingness or availability to discuss, negotiate or implement the Reporting Persons' proposal. By letter dated September 5, 2000, (attached as Exhibit D to this Amendment No.
2), the Reporting Persons:

a) informed the Board that the $5.00 per share offer will expire as of the close of business on September 11, 2000, unless the Board accepts, or enters into serious discussions regarding such proposal; and

b) demanded that the Board disclose, prior to the Annual Meeting, its reasons for deciding not to take any "direct action" regarding the results of a recently concluded investigation into whether Robert Scherer mis-used corporate assets, and otherwise breached his duties to shareholders. The Reporting Persons also demanded that the Board disclose the nature of any wrongful actions indicated by such investigation, in a manner that would allow shareholders to evaluate such information prior to the election of directors at the Annual Meeting.

All other information previously reported hereunder remains applicable and in effect.

ITEM 5. The Reporting Persons have not entered into any transactions in securities of the Issuer within the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit  B.  Letters  dated July 18,  2000 to the  Issuer's  Board of  Directors
             (previously filed).

Exhibit C. Press Release dated July 18, 2000 (previously filed).

Exhibit D. Letter dated September 5, 2000, filed herewith.

Exhibit E. Press Release dated September 5, 2000, filed herewith.

CUSIP No.  806530-10-1               SCHEDULE 13D              Page 5 of 5 Pages
           -----------                                         -----------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


Date:    September 5, 2000                           /S/ Bruce L. Newberg
                                                     ---------------------------
                                                     Bruce L. Newberg


Date:    September 5, 2000                           /S/ Jon Brooks
                                                     ---------------------------
                                                     Jon Brooks

                                                                       EXHIBIT D


                                                               September 5, 2000
By Fax

Non-Employee Members of the
Board of Directors
Scherer Healthcare Inc.
120 Interstate N. Parkway, S.E.
Suite 305
Atlanta, Georgia  30339

Dear Sirs:

         It has now been seven weeks since we formally proposed to the Board that we acquire all of the outstanding stock of the Company for $5.00 per share in cash--more than a 40% premium over the closing price on July 14, 2000. We have followed up with several unsuccessful attempts to commence discussions and to proceed.

         Since we submitted our offer on July 18, 2000, we have received no response whatsoever from the Company. We have not received any requests for further information. We have not been asked to clarify or modify our offer.
Despite the fact that we have offered the Board a material and unequivocal benefit to public shareholders, you have made no effort whatsoever to contact us to discuss, negotiate or implement it.

         In fact, the only communication we have received from the Board is notification that it has "completed its investigation" of whether Robert Scherer has mis-used and wasted corporate assets for personal purposes, and otherwise breached his duties to shareholders. Even then, rather than disclose what inappropriate activities may have been found, you have only informed us that you have decided "not to take any direct action" regarding the results of this new investigation. Are shareholders to conclude that wrongful actions were found, but that the Board has chosen to do nothing? If so, such inaction further indicates that this Board is only prepared to act to protect the interests of Robert Scherer.

         As you well know, under the Securities Exchange Act of 1934, you are obligated to disclose any and all facts that are material to a shareholder's evaluation of the competence and qualifications of the nominees standing for election at the Company's Annual Meeting. Your decision not to take action regarding a Director's wrongful behavior is not dispositive of whether such behavior must be disclosed to shareholders who will cast votes for directors. Accordingly, as shareholders, we hereby demand that you supplement the Company's proxy material to fully and accurately disclose the full results of the investigation, and the basis on which the Board has determined not to take any "direct action" with regard to such results. We submit that the results of such investigation, and the Board's reasons for not taking action, are material to a shareholder's evaluation of the competence and qualifications of each member of the Board.

         The Board's continued disregard for public shareholders has left us, and other shareholders as well, more than amazed- we are appalled.

         We cannot think of any other situation where a public company Board has simply ignored a legitimate, premium priced offer that would materially benefit public shareholders. In fact, it appears that by treating public shareholders as nothing more than a powerless, second class of shareholder you have, de facto, created a second class of shares without announcing or disclosing the effect it has on an investor.

         Despite your apparent desire to close your eyes to this opportunity for shareholders, our offer stands. However, since we believe that we, and all shareholders, deserve action before the Company's Annual Meeting, we hereby notify you that this offer shall expire as of the close of business on September 11, 2000.

         It should be self-evident that by allowing our offer to expire, without an alternative that offers shareholders comparable value, the Board is not fulfilling its responsibilities to those shareholders. Public shareholders deserve, and are entitled to demand, that this Board act in their interest, or be held responsible for not doing so. We hope the Board is not so complacent and dominated by Robert Scherer, that it believes that we and other shareholders will not do so.

         We look forward to your long overdue response.


                                     Very truly yours,



                                     Bruce Newberg
                                     Jon Brooks

Cc:  David M. Calhoun, Esq. (via fax)
     Craig M. Frankel, Esq., Frankel & Associates (via fax)

                                                                       EXHIBIT E

                  SCHERER BOARD FAILS TO RESPOND TO $5.00 OFFER
                               BUYERS SET DEADLINE


         September 5, 2000. Boston, Massachusetts. Two long-time stockholders of Scherer Healthcare Inc. (NASDAQ: SCHR) who, on July 18, 2000, offered to acquire all common stock of the Company for a cash price of $5.00 per share, announced that their offer would expire on September 11, 2000. The stockholders did so after the Company failed to respond in any way to the proposal, notwithstanding that the offer represented a 40% premium over pre-offer market prices for the Company's stock.

         The stockholders, Bruce L. Newberg and Jon Brooks, already own over 7% of the Company's stock and have repeatedly asked the Board to pursue higher values for shareholders through a sale, repurchase of shares from stockholders, or a going-private merger. Their $5 offer, contained in a letter dated July 18, 2000, and related correspondence, were included in a 13D filing made with the SEC.

         In a letter dated September 5, 2000, the Stockholders commented on the Board's lack of response, stating that: "...it appears that by treating public shareholders as nothing more than a powerless, second class of shareholder you have, de facto, created a second class of shares without announcing or disclosing the effect it has on an investor....  It should be self-evident  that by allowing our offer to expire, without an alternative that offers shareholders comparable value, the Board is not fulfilling its responsibilities to those shareholders. Public shareholders deserve, and are entitled to demand, that this Board act in their interest, or be held responsible for not doing so."

         In their letter to the Board, filed with a Schedule 13D Amendment, the stockholders also noted the Board's recent notification that it would not take "direct action" on the results of a new investigation into whether Robert Scherer had mis-used corporate assets, and otherwise breached his duties to shareholders. They demanded that the results of that investigation, and the basis for the Board's inaction, be disclosed to shareholders prior to the election of Directors on September 18, 2000.

         They  stated  in  their   letter:   "....rather   than   disclose  what
inappropriate activities may have been found, you have only informed us that you have decided "not to take any direct  action"  regarding  the  results.....  Are shareholders to conclude that wrongful actions were found, but that the Board has chosen to do nothing? If so, such inaction further indicates that this Board is only prepared to act to protect the interests of Robert Scherer.... We submit that the results of such investigation, and the Board's reasons for not taking action, are material to a shareholder's evaluation of the competence and qualifications of each member of the Board."

         In their original offer, the stockholder's noted that the acquisition price of $5 per was based solely on the Company's publicly available financial information, and requested that the Board commence discussions on price and other terms as soon as possible. The proposal does not contemplate a financing contingency.


FOR FURTHER INFORMATION: